UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Cantel Medical Corp.
(Name of Issuer)

Common Stock $.10 par value per share
(Title of Class of Securities)

138098108
(CUSIP Number)

Mr. Charles M. Diker
570 Lexington Avenue
New York, NY 10022
(212) 904-0321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Jeff Z. Mann

Cantel Medical Corp.

150 Clove Road

Little Falls, NJ 07424

(973) 890-7220

January 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Charles M. Diker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,865,637

	8	SHARED VOTING POWER
379,479

	9	SOLE DISPOSITIVE POWER
2,865,637

	10	SHARED DISPOSITIVE POWER
851,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,717,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 26 (“Amendment No. 26”), which amends the Schedule 13D filed with the Securities and Exchange Commission (as amended, the “Schedule 13D”) by Charles M. Diker, relates to the beneficial ownership of securities of Cantel Medical Corp. (“Cantel”) owned by Mr. Diker and certain affiliated parties over which Mr. Diker may be deemed to have beneficial ownership by virtue of the authority granted to him to vote and/or dispose of shares held by such persons or based on his relationship to such persons, as applicable. This Amendment No. 26 updates the beneficial ownership of Mr. Diker through January 22, 2021.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

On January 12, 2021, as previously disclosed, Cantel entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STERIS plc, a public limited company organized under the laws of Ireland (“STERIS”), Solar New US Holding Co, LLC, a Delaware limited liability company and a wholly owned subsidiary of STERIS (“US Holdco”), and Crystal Merger Sub 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Crystal Merger Sub”).

The transactions contemplated by the Merger Agreement will occur through multiple steps. First, Cantel will form a direct and wholly owned subsidiary to be incorporated as a Delaware corporation (“Canyon Newco”) and a direct, wholly owned subsidiary of Canyon Newco to be incorporated as a Delaware corporation (“Canyon Merger Sub”). Cantel will engage in a holding company merger in which Canyon Merger Sub will be merged with and into Cantel, with Cantel being the surviving entity (the “Pre-Closing Merger”), and the shares of Cantel Common Stock will be converted into shares of Canyon Newco common stock. Second, immediately following the Pre-Closing Merger, Cantel will be converted into a limited liability company (the “Pre-Closing Conversion”). Third, immediately following the Pre-Closing Merger and the Pre-Closing Conversion, Crystal Merger Sub will merge with and into Canyon Newco, with Canyon Newco being the surviving entity (the “First Merger”). Fourth, immediately following the First Merger, Canyon Newco will merge with and into US Holdco, with US Holdco being the surviving entity (the “Second Merger” and, together with the First Merger, the “Parent Mergers,” and, the Pre-Closing Merger and the Parent Mergers, collectively, the “Mergers”).

The Merger Agreement provides that, upon completion of the First Merger, each share of Canyon Newco common stock issued and outstanding immediately prior to the First Merger (other than dissenting shares and common stock of Canyon Newco to be cancelled in accordance with the Merger Agreement) will be converted into the right to receive: (1) $16.93 in cash and (2) 0.33787 STERIS ordinary shares (the “Merger Consideration”).

On January 12, 2021, as previously disclosed, Mr. Diker entered into a Voting and Support Agreement (the “Voting Agreement”) with STERIS, US Holdco and Crystal Merger Sub pursuant to which Mr. Diker and the other stockholders of Cantel named therein (the “Voting Agreement Stockholders”) agreed to, among other things, and subject to the conditions contained therein, vote their beneficially owned shares of Cantel Common Stock in favor of the adoption of the Merger Agreement.

In addition, pursuant to the Voting Agreement, the Voting Agreement Stockholders granted an irrevocable proxy to, and appointed, STERIS and any designee of STERIS, as their attorneys-in-fact to vote the Voting Agreement Stockholders’ respective shares of Cantel Common Stock in accordance with the Voting Agreement. During the term of the Voting Agreement, the Voting Agreement Stockholders are subject to certain restrictions regarding transferring their shares of Cantel Common Stock. If any Voting Agreement Stockholder becomes the record or beneficial owner of any Additional Securities (as defined in the Voting Agreement) prior to Cantel’s stockholder meeting to be held in connection with the Merger Agreement, such Additional Securities will be subject to the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Second Merger, (c) Cantel’s board of directors making a Change of Recommendation (as defined in the Merger Agreement) pursuant to the Merger Agreement, and (d) the Merger Agreement being amended to modify the Merger Consideration in a manner detrimental to Cantel’s stockholders.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated herein reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)-(b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to beneficial ownership of Cantel Common Stock by Mr. Diker are hereby incorporated by reference in response to this item. As of January 22, 2021, Mr. Diker may be deemed to have beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 3,717,258 shares of Cantel Common Stock (including share equivalents), constituting approximately 8.8% of the outstanding Cantel Common Stock, giving effect to the exercise in full of all the Options referred to below. The percentage is based upon 42,265,647 shares of Cantel Common Stock outstanding on January 8, 2021 and giving effect to the exercise in full of all the Options.

The 2,865,637 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power consist of 2,865,637 shares of Cantel Common Stock. He currently has no exercisable options to purchase shares of Cantel Common Stock.

Mr. Diker may be deemed to have shared power to vote (or to direct the vote of) an aggregate of 379,479 shares of Cantel Common Stock, comprised of (i) 29,430 shares of Cantel Common Stock owned by the DicoGroup, Inc. (the “DicoGroup Shares”), (ii) 185,928 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker’s grandchildren (the “Grandchildren Trust Shares”), and (iii) 164,121 shares of Cantel Common Stock owned by a non-profit corporation (the “Foundation”) of which Mr. Diker and his wife are the principal officers and directors (the “Not For Profit Shares”). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3, of the DicoGroup Shares, the Grandchildren Trust Shares, and the Not For Profit Shares.

Mr. Diker may be deemed to have shared power to dispose of (or direct the disposition of) an aggregate of 851,621 shares of Cantel Common Stock, comprised of (i) the 29,430 DicoGroup Shares referred to above, (ii) the 185,928 Grandchildren Trust Shares referred to above, (iii) the 164,121 Not For Profit Shares referred to above, (iv) 374,112 shares of Cantel Common Stock owned by Mr. Diker’s wife, and (v) 98,030 shares of Cantel Common Stock held in certain discretionary accounts with Diker Management LLC (the “Management Account Shares”). Mr. Diker’s wife has sole power to vote (or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 374,112 shares of Cantel Common Stock owned by Mrs. Diker. Mr. Diker may be deemed to have investment discretion with respect to the Management Account Shares. Mr. Diker manages the accounts associated with the Management Account Shares, but he has no beneficial ownership with respect to the discretionary accounts and he does not have the power to vote (or to direct the vote of) the Management Account Shares. However, by reason of his investment power and relationship with Diker Management LLC, Mr. Diker may be deemed to be the beneficial owner of the 98,030 Management Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the Management Account Shares.

(c) There have been no transactions in Cantel Common Stock by Mr. Diker (either directly or indirectly through individuals, corporations and other entities through which Mr. Diker may possess the power to vote or dispose of shares of Cantel Common Stock) during the past 60 days (or the 60 days prior to the due date of this statement), except the following:

Name of Person Effecting Transaction	Date of Transaction	No. of Shares Acquired/(Disposed)	Price per Share	How Transaction Was Effected
The Foundation	12/8/2020	2,000	0	Sold
Charles M. Diker	12/28/2020	(1,850)	0	Gift
Wife	12/28/2020	(1,850)	0	Gift
Grandchildren’s Trust	12/28/2020	1,854	0	Transfer into Trust

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

The information contained in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Materials to Be Filed as Exhibits

99.1	Voting and Support Agreement, dated January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC, Charles M. Diker, Mark N. Diker and Diker Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by STERIS plc on January 12, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated:   January 22, 2021

By:	/s/ Charles M. Diker
Name:	Charles M. Diker